UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Board Resolution for Founder Equity Compensation Plan

The CEO Equity Compensation Plan (the “Plan”) is devised so that Roger James Hamilton (“RJH”) has the opportunity to earn his way back to a 20% shareholding in Genius Group Ltd, on the basis of achieving a market capitalization for Genius Group of at least $1 Billion within ten years.

The Board of Directors believes that aligning RJH’s recovery of his shareholding with the long-term interests of the shareholders through this compensation plan is in the best interest of Genius Group Ltd.

The CEO Equity Compensation Plan was approved and adopted by the Board of Directors on October 16, 2023.

Details of the Equity Compensation Plan

Grants. Over the period of 10 years, starting from December 31, 2023 and ending on December 31, 2033, 10 tranches of Restricted Share are awarded to RJH based on the terms of this plan.

Vesting of Grants. The Restricted Share for each of the 10 tranches will be awarded in the month after each of the market capitalization goals in the table below are achieved, based on the average market capitalization over a 20 day trading period, together with achieving an additional one operational goal from any row of the Revenue goals column or Adjusted EBITDA goals column in the table below.

Tranche	Percentage of shares granted as a % of issued and outstanding	Market Capitalization*	Share Price**	Revenue	Adjusted EBITDA
1	5%	$100 million	$1.38	$25 million	$1 million
2	3%	$200 million	$2.78	$50 million	$2 million
3	2%	$300 million	$4.16	$75 million	$4 million
4	2%	$400 million	$5.56	$100 million	$6 million
5	2%	$500 million	$7.64	$150 million	$8 million
6	2%	$600 million	$8.33	$200 million	$10 million
7	1%	$700 million	$9.72	$250 million	$12 million
8	1%	$800 million	$11.11	$300 million	$15 million
9	1%	$900 million	$12.50	$400 million	$20 million
10	1%	$1 billion	$13.89	$500 million	$25 million

*All amounts in $US

** Share price are for example only, based on market capitalization divided by current shares issued, prior to any additional acquisition or funding activity.

Eligibility and Termination of Employment. In the absence of a Change in Control, this compensation plan remains in effect for as long as RJH is employed by Genius Group and a member of its board of directors.

If RJH voluntarily resigns from Genius Group or a successor company or is terminated for Cause or dies, all shares from unearned tranches are forfeited.

Merger or Acquisition resulting in a Change in Control. In the event of a Change in Control all future Tranches will be granted and awarded. The Plan will then terminate.

Plan Interpretation, Modification and Administration. The Board of Directors of Genius Group or designees have the full discretion to implement and administer the provisions of this Plan. Once passed, any changes to this plan requires the consent of RJH.

Exhibit Index

Exhibit

99.1	Genius Group Board implements 10 Year Performance Plan for CEO to achieve $1 billion market capitalization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: October 20, 2023
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)